Exhibit 99.1

NQ Mobile Inc. Announces Fourth Quarter and Fiscal Year 2013 Results

Fourth Quarter of 2013:

Record Net Revenues of $67.9 million, Up 126.0% Year-over-Year

Expect Net Revenues for Q1 2014 to be between $75 and $76 million

Fiscal Year 2013:

Record Net Revenues of $196.7 million, Up 114.3% Year-over-Year

Mobile Value Added Service revenues were $103.5 million, up 51.5% Year-over-Year

Advertising revenues were $36.6 million, up 312.0% Year-over-Year

Enterprise Mobility revenues were $53.0 million, up from $12.6 million for the three quarters in 2012

Expect 2014 Net Revenues to be between $320-$325 million

Beijing and Dallas, April 10th, 2014 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•	Net revenues increased 126.0% year-over-year to $67.9 million.

•	Loss from operations was $4.7 million. Non-GAAP income from operations[1] increased 60.9% year-over-year to $12.6 million.

•	Net loss attributable to NQ Mobile was $5.2 million resulting in GAAP fully diluted loss per ADS of ($0.09). Non-GAAP net income attributable to NQ Mobile[2] was up 20.8% year-over-year to $14.9 million resulting in non-GAAP fully diluted earnings per ADS[3] (one ADS represents five Class A common shares) of $0.22 for the fourth quarter of 2013.

•	Diluted weighted average number of ADS outstanding increased to 60.3 million in the fourth quarter of 2013 from 56.9 million in the previous quarter. Non-GAAP weighted average number of diluted ADS[4] outstanding increased to 66.9 million in the fourth quarter of 2013 from 63.0 million in the previous quarter.

[1]	Non-GAAP income from operations is a non-GAAP financial measure, defined as income from operations excluding share-based compensation expenses and expenses related to handling short seller allegations.
[2]	Non-GAAP net income attributable to NQ Mobile is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses, expenses related to handling short seller allegations and interest expenses and fair value changes of the embedded call options of convertible debt.
[3]	Non-GAAP fully diluted earnings per ADS is a non-GAAP financial measure, defined as non-GAAP net income attributable to common shareholders divided by the non-GAAP weighted average number of diluted ADS.

Fiscal Year 2013 Highlights

•	Net revenues for fiscal year 2013 increased 114.3% year-over-year to $196.7 million.

•	Loss from operations for fiscal year 2013 was $4.5 million compared to income from operations of $2.3 million in 2012. Non-GAAP income from operations for fiscal year 2013, increased 98.7% year-over-year to $53.3 million from $26.8 million in 2012.

•	Net loss attributable to NQ Mobile for fiscal year 2013 was $2.8 million, compared with net income attributable to NQ Mobile of $9.4 million in 2012. This resulted in GAAP fully diluted loss per ADS of ($0.05). Non-GAAP net income attributable to NQ Mobile[2] for fiscal year 2013, increased 70.1% year-over-year to $57.8 million. This resulted in non-GAAP fully diluted earnings per ADS[3] of $0.94 for the fiscal year 2013.

•	Diluted weighted average number of ADS outstanding increased to 54.8 million in the fiscal year 2013 from 51.1 million in 2012. Non-GAAP weighted average number of diluted ADS[4] outstanding increased to 61.2 million in the fiscal year 2013 from 51.1 million in 2012.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Non-GAAP Measure Reconciliations”.

Fourth Quarter and Fiscal Year 2013 Operating Metrics

•	Cumulative registered user accounts[5] of consumer mobile security products were 480.8 million as of December 31, 2013, compared with 426.6 million as of September 30, 2013 and 283.4 million as of December 31, 2012. Including 106.9 million registered user accounts for Beijing Feiliu Jiutian Technology Co., Ltd (“FL Mobile”), NQ Mobile had total registered user accounts of 587.7 million as of December 31, 2013.

[4]	The non-GAAP weighted average number of diluted ADS includes those incremental shares that are dilutive in calculation of the Non-GAAP fully diluted earnings per ADS, even if they are anti-dilutive in calculation of the GAAP fully diluted loss per ADS.
[5]	“Registered user account” means a user account that was registered with us. We calculate registered user accounts for any particular period as the cumulative number of user accounts at the end of the relevant period. Because every time a person activates one of our products after the initial installation, a unique registered user account is generated, and each person can install and activate more than one of our products on his or her smartphone device, each smartphone device could be associated with more than one of our registered user accounts. In addition, each person could have more than one smartphone device with our products installed and activated. Consequently, the number of registered user accounts we present overstates the number of persons who are our registered users.

•	Average monthly active user accounts[6] of consumer mobile security products for the quarter ended December 31, 2013 were 136.0 million, compared with 97.7 million for the corresponding period of 2012 and 133.0 million for the quarter ended September 30, 2013. Including FL Mobile’s 20.4 million average monthly active user accounts, NQ Mobile had total average monthly active user accounts of 156.4 million for the quarter ended December 31, 2013.

•	Average monthly premium user accounts[7] for the quarter ended December 31, 2013 were 15.6 million, compared with 14.8 million for the quarter ended September 30, 2013.

•	FL Mobile operated and distributed 20 games on the iOS platform and 69 games on the Android platform as of December 31, 2013. Most of these games were developed by third parties but published and operated by FL Mobile. FL Mobile had 18 games rank in the top 100 on iOS during the 12 month period of 2013. Average Daily Active User accounts (DAU) for FL Mobile’s games reached 160,138 in the fourth quarter of 2013, up from 127,448 in the previous quarter.

(In millions)	As of December 31, 2013	As of December 31, 2012	As of September 30, 2013
Cumulative registered user accounts of consumer mobile security products	480.8	283.4	426.6
FL Mobile cumulative registered user accounts	106.9	67.4	98.4

Total cumulative registered user accounts	587.7	350.8	525

(In millions)	Three months ended December 31, 2013	Three months ended December 31, 2012	Three months ended September 30, 2013
Average monthly active user accounts of consumer mobile security products	136.0	97.7	133.0
FL Mobile average monthly active user accounts	20.4	12.5	19.1
Total average monthly active user accounts	156.4	110.2	152.1

Average monthly premium user accounts	15.6	N/A	14.8

[6]	“Active user account” means the registered user account that has accessed our services at least once during such relevant period.
[7]	“Premium user account” means a user account that generates revenues either through direct payment or through indirect payment from third party developers and advertisers. This replaces the concept of “paying user account,” which refers to a user account that has paid or subscribed for our premium consumer mobile security services during the relevant period that we used previously. Average monthly premium user accounts should not be compared with average monthly paying user accounts in earlier periods.

“I am pleased to report that we once again achieved record revenues in the fourth quarter of 2013 and for the full year,” commented Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “The strength of our platform business model has delivered tangible results. Even though our current reported operating metrics do not include many of emerging products and services such as NQ Live, Music Radar and our expanding advertising platform, we are seeing extremely strong user acquisition and engagement. I am very excited about the growth prospects across our consumer and enterprise businesses. We look forward to another record year in 2014.”

“We remain focused on executing the strategy that we have previously laid out,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile, “I am so proud of the NQ Mobile team for their dedication and commitment. The foundation has been set and we are excited for the future as we reach for new heights within the mobile revolution.”

Fourth Quarter 2013 Results

Revenues8

Net revenues in the fourth quarter of 2013 were $67.9 million, up 126.0% year-over-year and up 25.2% sequentially.

Mobile Value Added Service revenues, which include Consumer Mobile Security revenues and Mobile Games revenues, increased 35.4% year-over-year and 0.9% sequentially to $27.1 million in the fourth quarter of 2013. The increase in Mobile Value Added Service revenues was primarily due to the growth of Mobile Game revenues and partially offset by the decline of Consumer Mobile Security revenues as we migrate the monetization of security and productivity applications into advertising. The increase in Mobile Games revenues was primarily due to the rapid user growth of FL Mobile’s game platform and the launch of new games in the fourth quarter of 2013.

Advertising revenues were $16.7 million for the fourth quarter of 2013, up 532.4% year-over-year and 51.5% sequentially. The robust growth was due to increased monetization through advertising and promotional revenue in the form of 3rd party application referrals through our mobile security products, mobile games and our advertising network platforms.

Enterprise Mobility revenues increased 53.1% sequentially to $23.5 million in the fourth quarter of 2013 due to the strong growth in the enterprise business and new customer gains.

[8]	Due to the expansion of its business and diversification of its revenue streams, since the first quarter of 2013, NQ Mobile classifies its revenues into the below categories: Mobile Value Added Services (MVAS) to include Consumer Mobile Security and Mobile Games, Enterprise Mobility, Advertising and Other.

Other revenues in the fourth quarter of 2013 were $0.5 million, down 43.1% sequentially. Other revenues are generated primarily by providing technical contract services to third parties and thus the revenues fluctuate as such since the business is driven by individual projects.

Cost of Revenues

Cost of revenues in the fourth quarter of 2013 was $34.7 million, up 259.1% year-over-year and 58.4% sequentially. The year-over-year increase was primarily due to the increased hardware procurement cost for NationSky’s Enterprise Mobility business, amortization of intangible assets resulted from acquisitions, increased revenue sharing with content providers and payment service providers, increased customer acquisition costs to drive user growth, and higher staff costs from increased headcounts and salaries. The sequential increase was primarily due to increased hardware procurement cost for NationSky’s Enterprise Mobility business, increased customer acquisition costs, increased revenue sharing with content providers and payment service providers and higher staff cost.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2013 was $33.1 million, up 62.7% year-over-year and 2.7% sequentially. Gross margin, or gross profit as a percentage of net revenues, was 48.8% in the fourth quarter of 2013, compared with 67.8% in the same quarter a year ago and 59.5% in the previous quarter. Excluding the impact from NationSky, gross margin was 63.6% in the fourth quarter of 2013, compared with 73.3% in the previous quarter. The decline of the gross margin was mainly due to increased revenue contribution of mobile games and advertising which have lower gross margins than the mobile security subscription business. NationSky’s gross margin in the fourth quarter of 2013 was approximately 20.6%, compared with 24.8% in the previous quarter, and the cost of revenues for NationSky primarily consists of the hardware device procurement cost. The decline of NationSky’s gross margin in this quarter was mainly due to the higher percentage of hardware sale revenues which has lower gross margin.

Operating Expenses

Total operating expenses in the fourth quarter of 2013 were $37.8 million, up 89.4% year-over-year and 8.1% sequentially. Non-GAAP operating expenses were $20.5 million in the fourth quarter of 2013, up 63.6% year-over-year and 34.1% sequentially. In this quarter, expenses related to handling short seller allegations were $2.4 million.

Selling and marketing expenses were $7.8 million in the fourth quarter of 2013, up 62.5% year-over-year and 18.1% sequentially. Non-GAAP selling and marketing expenses9 were $7.5 million, up 79.2% year-over-year and 23.0% sequentially. The GAAP expenses year-over-year increases were primarily due to higher marketing and advertising spending and higher staff costs from headcount and salary increase, partially offset by lower share-based compensation costs. The sequential increase was primarily due to higher marketing and advertising spending and higher staff costs, partially offset by lower share-based compensation costs.

[9]	Non-GAAP selling and marketing expenses exclude share-based compensation expenses.

General and administrative expenses were $24.0 million in the fourth quarter of 2013, up 103.6% year-over-year and down 1.3% sequentially. Non-GAAP general and administrative expenses10 were $7.3 million, up 31.9% year-over-year and 29.9% sequentially. The GAAP expenses year-over-year increase was mainly due to higher share-based compensation expenses, higher staff costs, higher office related expenses, higher bad debt expenses and higher legal fees. The sequential increase was primarily due to higher legal and professional fees, higher staff costs and higher bad debt expenses, partially offset by lower share-based compensation expenses.

Research and development expenses were $6.0 million in the fourth quarter of 2013, up 78.1% year-over-year and 48.1% sequentially. Non-GAAP research and development expenses11 were $5.7 million, up 102.8% year-over-year and 59.4% sequentially. The GAAP expenses year-over-year increase was primarily due to higher staff cost from salary and headcount increases, higher rental costs, and higher depreciation. The sequential increase was primarily due to higher staff cost from salary increase.

(Loss)/Income from Operations and Operating Margin

Loss from operations in the fourth quarter of 2013 was $4.7 million, compared with the income from operations of $0.4 million in the same quarter a year ago and a loss from operations of $2.7 million in the previous quarter.

Non-GAAP income from operations was $12.6 million in the fourth quarter of 2013, up 60.9% year-over-year and down 25.9% sequentially. Non-GAAP operating margin was 18.6% in the fourth quarter of 2013, compared with 26.2% in the same quarter a year ago and 31.5% in the previous quarter. Excluding the impact from NationSky, non-GAAP operating margin was 22.0% in the fourth quarter of 2013, compared with 39.0% in the previous quarter.

NationSky’s GAAP operating margin in the fourth quarter of 2013 was 12.1%, compared with 12.3% in the previous quarter.

Foreign Exchange Gain / (Loss), Interest Income /(Loss) and Other Income

Foreign exchange gain was $0.6 million in the fourth quarter of 2013, compared with a gain of $0.7 million in the same quarter a year ago and $0.2 million in the previous quarter. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$. Interest expenses were $2.0 million in the fourth quarter of 2013, compared with interest income of $0.9 million in the same quarter a year ago and $0.9 million in the previous quarter. The decrease in interest income was primarily contributed by forfeited interest income of $1.6 million due to early termination of term deposits and the $1.7 million of interest expenses related to the convertible debt issued in the fourth quarter of 2013. The loss from the change in fair value of the embedded call option of the convertible debt was $1.1 million and other income was $1.7 million due to the re-measurement gain of Yinlong investment and government subsidies.

[10]	Non-GAAP general and administrative expenses exclude share-based compensation expenses and expenses related to handling short seller allegations.
[11]	Non-GAAP research and development expenses exclude share-based compensation expenses.

Income Tax

Income tax benefits were $0.2 million in the fourth quarter of 2013, compared with an income tax benefit of $0.07 million in the same quarter a year ago and income tax expense of $0.9 million in previous quarter.

Net Income / (Loss)

Net loss attributable to NQ Mobile was $5.2 million in the fourth quarter of 2013, compared with net income of $4.9 million in the same quarter a year ago and a loss of $2.4 million in the previous quarter. Non-GAAP net income attributable to NQ Mobile was $14.9 million in the fourth quarter of 2013, up 20.8% year-over-year and down 14.4% sequentially.

Cash Flows

Net cash used in operations for the fourth quarter of 2013 was $13.4 million, compared with net cash flow generated from operations of $3.9 million in the same quarter a year ago and net cash flow generated from operations of $22.2 million in the previous quarter. The negative cash flow from operations was mainly the result of prepayment for game content and titles, prepayments for marketing and to our business partners in this quarter as well as a significant pay down of accounts payables to suppliers during the quarter. As of December 31, 2013, the Company resumed its regular cash management and deposits across its operating bank accounts following the extreme measures taken during the quarter including the transferring of approximately $103 million (RMB 628 million) into a branch at Standard Chartered Bank in Beijing as previously announced. The Company has returned most of our cash balances from Standard Chartered Bank to its normal operating accounts at domestic Chinese banks. As of December 31, 2013, the Company’s total cash position is $283.0 million ($179.7 million in cash and cash equivalents and $103.3 million in term deposits), mainly comprised of RMB 756 million ($124 million) in mainland China and $ 158 million in Hong Kong. The significant increase of cash position in the fourth quarter of 2013 is mainly due to the issue of convertible debt of $166 million.

Fiscal Year 2013 Results

Revenues

Net revenues for fiscal year 2013 were $196.7 million, up 114.3% from $91.8 million in 2012.

Mobile Value Added Service revenues, which include consumer mobile security revenues and mobile games revenues, were $103.5 million in 2013. Comparing with the net revenues of $68.3 million in 2012, the increases were mainly due to increase in the consumer mobile securities revenues and mobile game revenues. The Company has total $82.8 million mobile security revenues and $20.7 million mobile games revenues in 2013.

Advertising revenues were $36.6 million for 2013, up 312.0% year-over-year from $8.9 million in 2012. The robust growth was due to increased monetization through advertising and promotional revenue in the form of 3rd party application referrals through our mobile security products, mobile games and our advertising network platforms.

Enterprise Mobility revenues increased to $53.0 million in 2013, up from $12.6 million for three quarters of 2012, due to the strong growth in the enterprise business and new customer gains.

Other revenues in fiscal year 2013 were $3.6 million, up 78.7% from $2.0 million in 2012. Other revenues are generated primarily by providing technical contract services to third parties and thus the revenues fluctuate as such since the business is driven by individual projects.

Cost of Revenues

Cost of revenues in fiscal year 2013 was $80.9 million, up 214.4% from $25.7 million in 2012. The increase was primarily due to the increased hardware procurement cost for NationSky’s Enterprise Mobility business, increased customer acquisition cost, increased revenue sharing with game content providers and mobile payment service providers, amortization of intangible assets resulted from acquisitions, and higher staff costs.

Gross Profit and Gross Margin

Gross profit in fiscal year 2013 was $115.8 million, up 75.3% from $66.0 million in 2012. Gross margin was 58.9% in fiscal year 2013, compared with 72.0% in 2012. Excluding the impact from NationSky, gross profit for NQ Mobile in 2013 was $102.3 million, up 62.8% year-over-year, and the gross margin was 71.2%.

Operating Expenses

Total operating expenses in fiscal year 2013 were $120.3 million, up 88.6% from $63.8 million in 2012. Non-GAAP operating expenses were $62.9 million in fiscal year 2013, up 59.4% from $39.4 million in 2012.

Selling and marketing expenses were $25.8 million in fiscal year 2013, up 48.4% from $17.4 million in 2012. Non-GAAP selling and marketing expenses were $23.5 million in fiscal year 2013, up 56.1% from $15.1 million in 2012. The increase was primarily due to increased marketing and advertising spending, higher staff costs from salary and headcount increases and higher travelling and entertainment expenses.

General and administrative expenses were $77.0 million in fiscal year 2013, up 109.4% from $36.8 million in 2012. Non-GAAP general and administrative expenses were $23.9 million in fiscal year 2013, up 47.4% from $16.2 million in 2012. The increase was primarily due to higher share-based compensation expenses, higher staff cost from salary and headcount increases, higher legal and professional fees and higher consulting fees.

Research and development expenses were $17.4 million in fiscal year 2013, up 81.9% from $9.6 million in 2012. Non-GAAP research and development expenses were $15.4 million in fiscal year 2013, up 89.6% from $8.1 million in 2012. The increase was primarily due to higher staff costs from salary and headcount increases, higher share-based compensation expenses and higher office related expenses.

(Loss)/Income from operations and Operating Margin

Loss from operations, or operating loss, for fiscal year 2013, was $4.5 million, down from income of $2.3 million in 2012. Non-GAAP income from operations for fiscal year 2013, increased 98.7% year-over-year to $53.3 million from $26.8 million in 2012. Excluding operating income contribution of $6.5 million from NationSky, non-GAAP income from operations increased 83.4% year-over-year to $46.8 million with the margin of 32.5%.

Foreign Exchange Gain, Interest Income, and Other Income

Foreign exchange gain was $1.8 million in fiscal year 2013, compared with a gain of $0.07 million in 2012. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$. Interest income was $0.6 million in fiscal year 2013, compared with $3.2 million in 2012. The decrease in interest income was primarily contributed by forfeited interest income of $1.6 million due to early termination of term deposits and the $1.7 million of interest expenses related to the convertible debt issued in the fourth quarter of 2013. Other incomes was $2.1 million in 2013 mainly due to the re-measurement of Yinlong investment and government subsidies, down from other income of $3.4 million in 2012 mainly due to the gain of $2.9 million associated with the re-measurement of the previously held equity interest in FL Mobile upon the acquisition date in 2012. The loss from the change in fair value of the embedded call option of the convertible debt was $1.1 million.

Income Tax

Income tax expense was $1.1 million, compared with an income tax expense of $0.4 million in 2012. The increase in tax expenses were mainly due to income increases from the Group’s PRC subsidiaries.

Net Income/(Loss)

Net loss attributable to NQ Mobile for fiscal year 2013 was $2.8 million, down from net income of $9.4 million in 2012, mainly due to the significant increase in share-based compensation expense recorded in the fiscal year of 2013. Non-GAAP net income attributable to NQ Mobile for fiscal year 2013, increased 70.1% year-over-year to $57.8 million from $34.0 million in 2012.

Other Business Updates and Significant Events

Special Committee investigation on Short Seller Allegations

As previously disclosed on October 25, 2013, the Company’s board of directors has formed a special committee (the “Special Committee”), comprised of four independent directors of the Company, to conduct an independent review of allegations raised by a short-seller research company. On November 1, 2013, the Company announced that the Special Committee retained the global law firm of Shearman & Sterling LLP to advise it in connection with its independent review, and Shearman & Sterling LLP in turn engaged Deloitte & Touche Financial Advisory Services Limited as forensic accountants to assist it in the matter. The Company intends to report on the special committee’s investigation in conjunction with the filing of its annual report on Form 20-F.

NQ Mobile Share Repurchase

During the fourth quarter, NQ Mobile purchased $4.7 million worth of stock on the open market, or a total of 393,980 ADS. Till the end of 2013, the Company purchased $8.0 million worth of stock on the open market, or a total of 929,249 ADS. At the end of 2013, the Company has $27 million remaining on the existing $35 million authorized share buyback program.

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings.

NQ Mobile Senior Management Share Purchase Plan

The senior management of NQ Mobile, including Co-CEOs Dr. Henry Lin and Omar Khan, COO Dr. Vincent Shi, CFO KB Teo, and CCO Gavin Kim, among others remain committed to purchasing up to $3 million worth of the Company’s ADSs pursuant and subject to the restrictions of, and consistent with, applicable laws and the Company’s securities trading policy. To comply with on the applicable laws and the Company’s securities trading policies, the Senior Management team was unable to purchase shares on the open market during Q4 2013.

NQ Mobile Subsidiary NationSky to Deploy Enterprise Mobile Solution on More Than 500,000 devices for The National Bureau of Statistics of PRC

NQ Mobile announced on Jan 9, that its subsidiary, NationSky successfully deployed its NQSky MDM platform solution on more than 500,000 devices for the National Bureau of Statistics of China for its 2014 National Economic Census.

This project is NationSky’s largest deployment of MDM to date and the project includes unified customization of the devices for data procurement while maintaining security. Through an open bid process in September 2013, the National Bureau of Statistics chose NationSky and its NQSky platform.

Sprint Live, powered by NQ Live, to provide Sprint customers a more interactive, informative and immersive mobile experience

On Jan 15, NQ Mobile and Sprint (NYSE: S) have signed a definitive agreement for NQ Mobile to collaborate and deliver the next generation of Sprint ID, powered by NQ Live, on all new Sprint Android-powered smartphones in the U.S. market later this year. Unlike a standard wallpaper or third-party launcher, NQ Live is an engaging mobile desktop that will change the way consumers use their connected devices.

Acquisition

In 2013 and the first quarter of 2014, the Company signed a series of agreements to acquire a total of 58% of Tianjin HuaYong Wireless Technology Ltd. (vLife) with total cash payment of RMB 15.2 million, $34.4 million, and restricted shares of the Company at the market value of $ 45.5 million. Their main product vLife was fundamental in deriving the NQ Live platform which is an “always-on” replacement for the wallpaper on an Android device. It delivers content and functionality to the device’s home screen, tailored to the brands consumers follow or the news they’re interested in receiving.

Historical accounting overstatement of share based compensation expense

In the fourth quarter of 2013, the Company identified an accounting overstatement relating to share based compensation expense in the unaudited financial results for the three months and nine months ended September 30, 2013 as previously reported in the Company’s quarterly result announcement on Form 6-K dated November 12, 2013. This overstatement resulted from two clerical errors in the calculation of the share-based compensation expense and caused the overstatement of the share based compensation expense in the unaudited financial results for the three months and nine months ended September 30, 2013. Therefore, the Company has revised the unaudited financial results for the three months and nine months ended September 30, 2013 to reflect the impact of the correction.

Correction of the overstatement in the Company’s unaudited interim condensed consolidation statements of comprehensive income for the three months ended September 30, 2013 resulted in a reduction of $369,624 in the amount reported for general and administrative expenses and correspondingly resulted in a reduction of $369,624 in the amount reported for net loss attributable to NQ Mobile Inc. and a reduction of $0.0013 in the amounts reported for both basic net loss per share and diluted net loss per share attributable to NQ Mobile Inc., as compared to the amounts reported in the Company’s previously announced quarterly result on Form 6-K for the three months ended September 30, 2013. Correction of the error in the Company’s unaudited condensed consolidated balance sheets as of September 30, 2013 resulted in an increase of $369,624 in additional paid-in capital, as compared to the corresponding amounts reported in the Company’s announced quarterly result on Form 6-K.

Business Outlook

The Company expects net revenues to be in the range of $75 million and $76 million for the first quarter of 2014 and raises the full year 2014 net revenue guidance from the previously issued range of $305 million to $310 million to a range of $320 million to $325 million.

The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00PM U.S. Eastern Time on Thursday, April 10 2014, (8:00AM Beijing/Hong Kong Time on Friday, April 11, 2014).

The dial-in details for the conference call are:

U.S. Toll Free: 1 800 742 9301

International: 1 845 507 1610

Hong Kong: 852 3051 2792

United Kingdom: 44 2036514876

China Mainland: 4001203170 or 8008700210

Conference ID: #15246462

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on April 10th through April 24th , 2014. The dial-in details for the replay are:

U.S. Toll Free: 1 855 452 5696

International: +1 646 254 3697

Conference ID: #15246462

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2013 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2013.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, expenses related to the handling short seller allegations and interest expenses and fair value changes of the embedded call options of the convertible debt. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, expenses related to the handling short seller allegations and interest expenses and fair value changes of the embedded call options of convertible debt, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	December 31, 2013	December 31, 2012
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	179,718	18,862
Term deposits	103,331	101,503
Short-term investments	—	7,573
Accounts receivable, net of allowance of US$3,918 and US$1,095 as of December 31, 2013 and December 31, 2012 respectively	81,908	54,475
Inventory	8,443	429
Deferred tax assets, current	1,131	—
Prepaid expenses and other current assets	42,761	17,014

Total current assets	417,292	199,856

Equity investment in associates	81,972	13,978
Property and equipment, net	3,615	2,434
Goodwill and intangible assets, net	94,553	31,171
Deferred tax assets, non-current	278	—
Embedded derivative	1,956	—
Other non-current assets	11,652	279

Total Assets	611,318	247,718

LIABILITIES
Current liabilities:
Receipt in advance	5,383	322
Accounts payable	11,726	7,399
Deferred revenue	21,072	12,234
Payable to equity investment	25,217	—
Accrued expenses and other current liabilities	26,401	11,798
Tax payable and provision	4,084	533

Total current liabilities	93,883	32,286

Noncurrent liabilities:
Convertible debt	175,383	—
Deferred tax liabilities, non-current	2,755	1,910
Other non-current liabilities	68	173

Total Liabilities	272,089	34,369

SHAREHOLDERS’ EQUITY
NQ Mobile Inc.’s shareholders’ equity	332,825	208,022
Non-controlling interest	6,404	5,327

Total shareholders’ equity	339,229	213,349

Total Liabilities and Shareholders’ Equity	611,318	247,718

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	US$	US$	US$	US$	US$
Net Revenues
Service Revenues
Mobile value added services	27,107	26,875	20,027	103,519	68,335
Advertising services	16,733	11,043	2,646	36,623	8,889
Enterprise mobility	4,935	4,341	1,876	14,174	3,249
Other services	533	936	685	3,559	1,992
Product Revenues
Enterprise mobility	18,557	11,006	4,795	38,827	9,303

Total net revenues	67,865	54,201	30,029	196,702	91,768

Cost of revenues
Cost of services	(16,934)	(11,069)	(4,895)	(43,557)	(16,773)
Cost of products sold	(17,799)	(10,859)	(4,776)	(37,371)	(8,966)

Total cost of revenues	(34,733)	(21,928)	(9,671)	(80,928)	(25,739)

Gross profit	33,132	32,273	20,358	115,774	66,029

Operating expenses:
Selling and marketing expenses	(7,781)	(6,588)	(4,789)	(25,810)	(17,396)
General and administrative expenses	(23,970)	(24,290)	(11,775)	(77,026)	(36,776)
Research and development expenses	(6,046)	(4,083)	(3,395)	(17,437)	(9,585)

Total operating expenses	(37,797)	(34,961)	(19,959)	(120,273)	(63,757)

(Loss)/Income from operations	(4,665)	(2,688)	399	(4,499)	2,272

Interest (expense)/income	(1,999)	901	897	616	3,193
Realized gain on available-for-sale investment	—	—	—	5	—
Foreign exchange gain, net	575	201	669	1,784	67
Gain on change of interest in an associate	—	—	—	—	943
Change in fair value of the embedded call option of the convertible debt	(1,132)	—	—	(1,132)	—
Other income, net	1,691	84	3,029	2,083	3,364

(Loss)/Income before income taxes	(5,530)	(1,502)	4,994	(1,143)	9,839

Income tax benefit/(expense)	173	(903)	72	(1,117)	(420)
Share of profit from an associate	—	—	140	—	543

Net (loss)/income	(5,357)	(2,405)	5,206	(2,260)	9,962

Net loss/(income) attributable to the non-controlling interest	154	55	(337)	(523)	(532)

Net (loss)/ income attributable to NQ Mobile Inc.	(5,203)	(2,350)	4,869	(2,783)	9,430

Net (loss)/income	(5,357)	(2,405)	5,206	(2,260)	9,962
Other comprehensive income: foreign currency translation adjustment	1,733	863	725	4,808	390

Comprehensive (loss)/income	(3,624)	(1,542)	5,931	2,548	10,352
Comprehensive loss/(income) attributable to non-controlling interest	154	55	(337)	(523)	(532)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(3,470)	(1,487)	5,594	2,025	9,820

Net (loss)/earnings per Class A and Class B common share, basic	(0.0172)	(0.0083)	0.0201	(0.0102)	0.0401
Net (loss)/earnings per Class A and Class B common share, diluted	(0.0172)	(0.0083)	0.0182	(0.0102)	0.0369
Net (loss)/earnings per ADS, basic	(0.0860)	(0.0415)	0.1005	(0.0510)	0.2005
Net (loss)/earnings per ADS, diluted	(0.0860)	(0.0415)	0.0910	(0.0510)	0.1845
Weighted average number of common shares outstanding:
Basic	301,640,907	284,530,717	242,426,466	273,981,547	235,257,651
Diluted	301,640,907	284,530,717	267,613,335	273,981,547	255,722,551
Weighted average number of ADS outstanding:
Basic	60,328,181	56,906,143	48,485,293	54,796,309	47,051,530
Diluted	60,328,181	56,906,143	53,522,667	54,796,309	51,144,510

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended			Twelve months ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	US$	US$	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(5,357)	(2,405)	5,206	(2,260)	9,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,895	1,488	719	5,958	1,627
Allowance for doubtful accounts	1,421	214	448	2,823	459
Share-based compensation	14,916	19,739	7,456	55,404	24,543
Foreign exchange gain	(575)	(201)	(669)	(1,784)	(67)
Change in fair value of the embedded call option of the convertible debt	1,132	—	—	1,132	—
Interest expense of convertible debt	1,654	—	—	1,654	—
Share of profit from an associate	—	—	(140)	—	(543)
Other income from ADR depository arrangement and remeasurement gain upon obtaining control	(1,022)	(80)	(2,962)	(1,262)	(3,202)
Gain on change of interest in an associate	—	—	—	—	(943)
Compensation to non-controlling shareholder	—	97	—	97	—
Realized loss on disposal of fixed assets	79	—	—	74	—
Changes in operating assets and liabilities:
Accounts receivable	(18,262)	8,414	(11,307)	(26,557)	(28,102)
Inventory	(3,135)	(5,036)	204	(8,014)	(35)
Prepaid expenses and other current assets	(10,281)	(1,338)	(1,066)	(14,620)	43
Other non-current assets	(1,580)	(1,194)	116	(6,553)	228
Accounts payable	(2,634)	4,440	1,533	3,432	5,339
Deferred revenue	460	1,092	1,175	6,840	4,946
Receipt in advance	5,656	—	—	5,656	322
Accrued expenses and other current liabilities	2,998	(3,773)	3,570	1,691	4,539
Other non-current liabilities	—	—	—	—	414
Tax payable and provision	(778)	703	(345)	563	(17)

Net cash (used) /provided by operating activities	(13,413)	22,160	3,938	24,274	19,513

Cash flows from investing activities:
Placement of term deposits	(137,775)	(25,586)	(22,273)	(199,668)	(93,761)
Withdrawal of term deposits	150,568	23,959	12,728	201,123	51,626
Disbursements from the lending of the housing loans to employees	(16)	(97)	(64)	(193)	(302)
Proceeds from the repayment of the housing loans to employees	29	72	38	149	110
Cash paid for equity investment	(9,606)	(2,796)	—	(28,436)	(6,272)
Bridge loans in connection with completed and ongoing investments	(5,098)	(487)	(1,321)	(6,680)	(11,288)
Collection of bridge loans	537	648	—	1,185	—
Cash (paid for)/acquired from the business acquisition	(4,558)	(10,324)	490	(14,920)	1,225
Purchase of property and equipment and intangible assets	(506)	(456)	(559)	(1,588)	(2,334)
Purchase of available-for-sale investments	—	—	(10,755)	—	(10,755)
Proceeds from disposal of available-for-sale investments	—	—	3,182	7,578	3,182

Net cash used in investing activities	(6,425)	(15,067)	(18,534)	(41,450)	(68,569)

Cash flows from financing activities:
Proceeds from the issuance of common shares	—	12,000	—	12,000	—
Prepayment of bank loans	—	—	(710)	—	(710)
Proceeds from issuance of convertible bonds	166,395	—	—	166,395	—
Payment of share issuance cost	—	(360)	—	(360)	—
Proceed from exercising of share options	2,992	256	—	5,398	920
Cash distributed by non-controlling shareholder upon disposal	—	—	—	—	(67)
Repurchase of common stock	(4,711)	(97)	(1,346)	(6,682)	(1,346)

Net cash provided /(used) by financing activities	164,676	11,799	(2,056)	176,751	(1,203)

Effect of exchange rate changes on cash and cash equivalents	543	58	461	1,281	(389)
Net increase/(decrease) in cash and cash equivalents	145,381	18,950	(16,191)	160,856	(50,648)
Cash and cash equivalents at the beginning of the period	34,337	15,387	35,053	18,862	69,510

Cash and cash equivalents at the end of the period	179,718	34,337	18,862	179,718	18,862

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended December 31, 2013
	NQ Mobile Inc. Group excluding NationSky	NationSky	Consolidated
	US$	US$	US$
Net Revenues
Service Revenue
Mobile value added services	27,107	—	27,107
Advertising services	16,733	—	16,733
Enterprise mobility	109	4,826	4,935
Other services	533	—	533
Product Revenue
Enterprise mobility	—	18,557	18,557

Total net revenues	44,482	23,383	67,865

Cost of revenues
Cost of services	(16,173)	(761)	(16,934)
Cost of products sold	—	(17,799)	(17,799)

Total cost of revenues	(16,173)	(18,560)	(34,733)

Gross profit	28,309	4,823	33,132

Operating expenses:
Selling and marketing expenses	(7,026)	(755)	(7,781)
General and administrative expenses	(23,711)	(259)	(23,970)
Research and development expenses	(5,073)	(973)	(6,046)

Total operating expenses	(35,810)	(1,987)	(37,797)

(Loss)/Income from operations	(7,501)	2,836	(4,665)

Interest(expense)/ income	(2,005)	6	(1,999)
Foreign exchange gain, net	575	—	575
Change in fair value of the embedded call option of the convertible debt	(1,132)	—	(1,132)
Other income, net	1,693	(2)	1,691

(Loss)/Income before income taxes	(8,370)	2,840	(5,530)

Income tax benefit	33	140	173

Net (loss)/income	(8,337)	2,980	(5,357)

Net loss attributable to the non-controlling interest	154	—	154

Net (loss)/income attributable to NQ Mobile Inc.	(8,183)	2,980	(5,203)

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended			Twelve months ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(7,781)	(6,588)	(4,789)	(25,810)	(17,396)
Adjustment (a)	296	505	611	2,310	2,342

Non-GAAP selling and marketing expenses	(7,485)	(6,083)	(4,178)	(23,500)	(15,054)

General and administrative expenses under GAAP	(23,970)	(24,290)	(11,775)	(77,026)	(36,776)
Adjustment (a)	14,272	18,660	6,231	50,708	20,534
Adjustment (b)	2,385			2,385

Non-GAAP general and administrative expenses	(7,313)	(5,630)	(5,544)	(23,933)	(16,242)

Research and development expenses under GAAP	(6,046)	(4,083)	(3,395)	(17,437)	(9,585)
Adjustment (a)	298	477	561	2,016	1,453

Non-GAAP research and development expenses	(5,748)	(3,606)	(2,834)	(15,421)	(8,132)

(Loss)/Income from operations under GAAP	(4,665)	(2,688)	399	(4,499)	2,272
Adjustment (a)	14,916	19,739	7,456	55,404	24,543
Adjustment (b)	2,385			2,385

Non-GAAP income from operations	12,636	17,051	7,855	53,290	26,815

Net (loss)/income attributable to NQ Mobile Inc. under GAAP	(5,203)	(2,350)	4,869	(2,783)	9,430
Adjustment (a)	14,916	19,739	7,456	55,404	24,543
Adjustment (b)	2,385			2,385
Adjustment (c)	2,786			2,786

Non-GAAP net income attributable to NQ Mobile Inc.	14,884	17,389	12,325	57,792	33,973

Weighted average number of diluted ADS outstanding:	60,328,181	56,906,143	53,522,667	54,796,309	51,144,510
Non-GAAP weighted average number of diluted ADS outstanding:	66,875,584	63,042,766	53,522,667	61,162,286	51,144,510

GAAP fully diluted earnings per ADS	(0.0860)	(0.0415)	0.0910	(0.0510)	0.1845

Non-GAAP fully diluted earnings per ADS	0.2226	0.2758	0.2303	0.9449	0.6643

(a)	Adjustment to exclude the share-based compensation expense of each period
(b)	Adjustment to exclude the expense incurred for the handling short seller allegation
(c)	Adjustment to exclude the interest expense and fair value changes of the embedded call options of convertible debt